SECURITI 04001412 SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8 - 13967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 26 2004 SECTION

REPORT FOR THE PERIOD BEGINNING 12/20/02 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Deutsche Ixe, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick De San 212-587-6667
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the America's	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Marco Vera**, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of **Deutsche Ixe, LLC**, as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public 2/24/04

AUDREY LEFF
Notary Public, State of New York
No. 41-4986614
Qualified in Queens County
Certificate Filed in Queens County
Commission Expires Sept. 23, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deutsche Ixe, LLC

Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Deutsche Ixe, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Deutsche Ixe, LLC (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed more fully in note 4, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 23, 2004

Deutsche Ixe, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 1,229,997
Due from affiliate of Member (Note 4)	3,884,856
Fixed assets, net of accumulated depreciation of $50,630	210,983
Prepaid expenses and other assets	25,338
Total Assets	$ 5,351,174

Liabilities and Members' Equity

Liabilities	
Accrued compensation	$ 1,580,300
Tax payable (Note 2)	111,900
Accrued expenses	57,638
Total Liabilities	1,749,838
Commitments and contingent liabilities (Note 6)	
Members' equity	
Members' interest	1,000,000
Retained earnings	2,601,336
Total Members' equity	3,601,336
Total Liabilities and Members' equity	$ 5,351,174

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

NDBCM, LLC (the "Company"), a Delaware limited liability company, was formed on December 20, 2002 as a wholly owned subsidiary of NDB Capital Markets LP, a wholly owned subsidiary of DB US Financial Market Holding Corporation, a wholly owned subsidiary of Deutsche Bank A.G. On April 14, 2003, NDB Capital Markets LP transferred its broker-dealer license to the Company. The Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD"), as of that date. On May 20, 2003, NDB Capital Markets LP transferred 40% of its membership to DB US Financial Market Holding Corporation and 60% to Ixe Securities Inc. (the "Parent"), a wholly owned subsidiary of Ixe Grupo Financiero S.A. de C.V., a Mexican company. On May 23, 2003, the Company changed its name to Deutsche Ixe, LLC. The Company commenced operations on July 1, 2003. During the period from December 20, 2002 through June 30, 2003, the Company was inactive.

The Company provides equity research to Deutsche Bank Securities Inc. and Ixe Grupo Financiero S.A. de C.V. and their affiliates to distribute to their customers.

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2003, cash and cash equivalents include an investment of $1,157,708 in a interest bearing money market account held at a U.S. financial institution.

Revenue recognition
The Company earns a research fee by providing equity research to Deutsche Bank Securities Inc., an affiliate of DB US Financial Market Holding Corporation. Under the Research Purchase Agreement with Deutsche Bank Securities Inc., the Company receives a research fee for 3 years up until March 31, 2006, consisting of two components: a monthly fixed research component which is billed quarterly in advance and recognized over the period to which the fee relates; and a component which is based on a percentage of certain net revenues of Deutsche Bank Securities Inc. for the period. Such component is determined by Deutsche Bank Securities Inc. as of December 31, 2003, December 31, 2004, December 31, 2005 and March 31, 2006, is recognized in the period in which the net revenues were earned, and is payable within 30 days of the end of the respective period.

Depreciation
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives, generally 3 years.

Income tax
The Company is a limited liability company, which is taxed as a partnership and, accordingly, the taxable income or loss of the Company is included in the Federal and state income tax returns of the Members. The Company is subject to Unincorporated Business Tax of New York City.

Fair value of financial instruments
SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the carrying value of financial instruments

recognized in the Statement of Financial Condition approximates their fair value, as such financial instruments are short-term in nature or bear interest at current market rates.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $1,060,459 which was $943,803 in excess of its required net capital of $116,656. The ratio of aggregate indebtedness to net capital was 1.65 to 1.

The Company is exempt from SEC Rule 15c3-3 as it does not hold customer funds or safekeep customer securities pursuant to an exemption under Paragraph (k)(2)(ii) of that Rule.

4. Related Parties

All of the Company's revenue from research fees was earned from Deutsche Bank Securities Inc., an affiliate of one of the Members of the Company. As of December 31, 2003, $3,884,856, is included in due from affiliate of Member.

Each year the Company will distribute an amount as determined by the Board of Managers to the Members in the appropriate equity percentage of each Member. The distribution is expected to be made in the second quarter of each fiscal year, except that no distribution can be made that would cause the Company to violate its minimum net capital requirements under SEC Rule 15c3-1.

5. Fixed Assets

Fixed assets consist of the following:

	December 31, 2003
Office equipment	$ 137,008
Computer hardware	81,036
Computer software	40,694
Furniture and fixtures	2,875
Total cost	261,613
Less, accumulated depreciation	50,630
	$ 210,983

6. Commitments and Contingent Liabilities

Office lease

The Company has an obligation under a non-cancelable office lease which expires in August of 2004.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Members of
Deutsche Ixe, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Deutsche Ixe, LLC (the "Company") for the period from December 20, 2002 (date of inception) to December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company for the period from July 1, 2003 (date Company commenced operations) to December 31, 2003, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Associated of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2004